VIA EDGAR

April 24, 2015

John Reynolds, Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Reynolds:

Re:

Aim Exploration Inc. (the “Company”)

Form 10-K for Fiscal Year Ended August 31, 2014

Filed December 17, 2014

File No. 333-182071

Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2014

Filed March 11, 2015

File No. 000-55358

I am President & Chief Executive Officer of the Company write this letter on behalf of the Company.  Further to your letter of April 7, 2015 we advise an amended 10-K is being submitted with the changes and or additions you have requested.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to our Form 10-K/A:

Description of the Philippine Properties (Raval Mining Claim), page 4

Description of the Peruvian Properties, page 5

1.

Please modify your filing and disclose the following information for each of your properties:

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The nature of your ownership or interest in the property.

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A description of all interests in your properties, including the terms of all underlying agreements and royalties.

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Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

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An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

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Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

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The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

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The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

ANSWER:  We have provided the requested information in our amended filing.

2.

Please modify your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

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The location and means of access to your property, including the modes of transportation utilized to and from the property.

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Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

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A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

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A description of any work completed on the property and its present condition.

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The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

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A description of equipment, infrastructure, and other facilities.

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The current state of exploration of the property.

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The total costs incurred to date and all planned future costs.

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If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

ANSWER:  We have provided the requested information in our amended filing.

3.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments uploaded to EDGAR.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

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A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

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A graphical bar scale should be included.  Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

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A north arrow.

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An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

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A title of the map or drawing, and the date on which it was drawn.

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In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

ANSWER:  We have provided the requested information in our amended filing.

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4.

It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

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Disclose a brief geological justification for each of the exploration projects written in non-technical language.

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Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

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If there is a phased program planned, briefly outline all phases.

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If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

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Disclose how the exploration program will be funded.

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Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

ANSWER:  We have provided the requested information in our amended filing.

5.

We note you disclose previous mining activities on your mineral properties.  Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities.  The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

ANSWER:  We have disclosed the fact that there have been previous mining activities on our Philippine properties and have disclosed to the best of our ability the details.  The Peruvian property has been mined by local people in the area, we have not identified any disturbance or contamination that requires any plans to remediate the sites.

6.

We note you did not disclose permitting requirements for your properties.  Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject.  Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees.  In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program.  Describe the effect of existing or probable governmental regulations on your business.  See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

ANSWER:  We have provided the requested information in our amended filing.

7.

Please disclose your annual production and price received for your feldspar and coal as required by Item 102 of Regulation S-K Instructions 3.

ANSWER:  We have included in our revised filing information for feldspar and its projected price; however, we are not in a position to accurately disclose the projected annual production until further exploration is carried out.

Analysis of Coal Samples, page 6

8.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.

ANSWER:  We have included in our revised filing how the current coal samples were obtained and a certificate from the Peruvian University who performed the testing.  We have further disclosed that future testing will be under the strict guidance of the qualified Geologist we intend to use for any future exploration and sample testing.  We have also included how our current coal samples were obtained and a certificate from the Peruvian University who performed the testing and how all appropriate procedures and protocols will be strictly followed.

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Financial Statements and Supplementary Data, page 12

9.

The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf).  These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals.  Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration.  Please remove these terms from your Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

ANSWER:  We have included amended financial statements and Supplementary Data to properly reflect the very specific meanings that the Company is currently an “Exploration Stage” company to properly reflect the current status of the company.

On behalf of the Company, we acknowledge that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any further comments.

Regards,

Per: /s/ J.R (Bob) Todhunter

J.R (Bob) Todhunter

President & CEO

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